UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number 000-12965

(Check One:)
☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D
☐	Form N-SAR	☐	Form N-CSR

For the Period Ended:	12/31/2007

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

NOT APPLICABLE

PART I – REGISTRANT INFORMATION

NESTOR, INC.
Full Name of Registrant

NOT APPLICABLE
Former Name if Applicable

42 ORIENTAL STREET
Address of Principal Executive Office (Street and Number)

PROVIDENCE, RI 02908
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Nestor, Inc. (“Registrant”) is unable timely to file its annual report on Form 10-K within the prescribed time because Registrant is awaiting final review of its financial statements and annual report by its independent auditors.  Despite diligent effort, Registrant was unable to effect timely final review of its financial statements and annual report without unreasonable effort or expense and, consequently, is unable timely to file its Form 10-K for the fiscal year ended December 31, 2007 without unreasonable effort or expense.  Registrant will file its Form 10-K not later than the fifteenth calendar day following the prescribed due date for said report.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Teodore Klowan, Jr.	(401)	274-5658, ext. 720
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 durng the preceding 12 months or for such shorrter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).
	☒	Yes	☐	No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
	☐	Yes	☒	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Nestor, Inc. (“Registrant”) is unable to timely file its annual report on Form 10-K within the prescribed time because, despite diligent effort, Registrant was unable to effect timely final review of its financial statements and annual report without unreasonable effort or expense. Consequently, Registrant is unable to timely file its Form 10-K for the fiscal year ended December 31, 2007. Registrant will file its Form 10-K not later than the fifteenth calendar day following the prescribed due date for said report.

NESTOR, INC.
(Registrant)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2008	By:	/s/Teodor Klowan, Jr.
Teodor Klowan, Jr.
Chief Financial Officer
(Principal Financial and Accounting Officer)